SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

November 28, 2021

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #37-02B
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT 99.2 TO THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

CONTENTS

Periodic Report of OPC Energy Ltd. for the Nine Months and Three Months Ended September 30, 2021
On November 28, 2021, Kenon Holdings Ltd.’s subsidiary OPC Energy Ltd. (“OPC”) reported to the Israeli Securities Authority and the Tel Aviv Stock Exchange its periodic report (in Hebrew) for the nine months and three months ended September 30, 2021 (“OPC’s Periodic Report”). English convenience translations of the (i) Report of the Board of Directors regarding the Company’s Matters for the Nine-Month and Three-Month Periods ended September 30, 2021, (ii) Unaudited Condensed Consolidated Interim Financial Statements as at September 30, 2021 as published in OPC’s Periodic Report, and (iii) Pro Forma Consolidated Interim Financial Statements as at September 30, 2021 (reflecting the acquisition of the CPV Group (“CPV”) (i.e. Competitive Power Holdings LP, Competitive Power Ventures Inc. and CPV Renewable Energy Company Inc.) by CPV Group LP, an entity in which OPC holds a 70% stake) are furnished as Exhibits 99.1, 99.2 and 99.3, respectively, to this Report on Form 6-K. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements
This Report on Form 6-K, including the exhibits hereto, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to OPC’s business strategy, statements relating to OPC’s and CPV’s development projects including expected start of construction and completion or operation dates, estimated cost and investment in projects, and characteristics (e.g., capacity and technology) and stage of development of such projects, including expected commercial operation date (“COD”), estimated construction cost and capacity, and statements with respect to CPV’s development pipeline and backlog and projects including the description of projects in various stages of developments and statements relating to expectations about these projects, statements and plans with respect to the construction and operation of facilities for generation of energy on the consumers’ premises and arrangements for supply and sale of energy to consumer, statements with respect to OC Sorek 2 Ltd. project and its construction, equipment supply and long-term maintenance agreements, statements with respect to industry and potential regulatory developments in Israel and the U.S., the OPC-Hadera power plant, including the expected insurance reimbursement for COD delay and compensation for delay in delivery date, OPC’s plans and expectations regarding regulatory clearances and approvals for its projects, and the technologies intended to be used thereto, statements with respect to the expected impact of COVID-19, the Electricity Authority tariffs, expected timing and impact of maintenance, renovation and construction work on OPC’s power plants, the expected COD of Energean’s Karish reservoir and expected impact of COD delays, the expected interpretation and impact of regulations on OPC and its subsidiaries, OPC’s expansion plans and goals, OPC’s adoption of certain accounting standards and the expected effects of those standards on OPC’s results, statements relating to potential expansion activities by OPC outside of Israel, assumptions and estimates with respect to the preparation of the pro forma financial statements. These statements are based on OPC Energy Ltd. management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to potential failure to obtain regulatory or other approvals for projects or to meet the required conditions and milestones for development of its projects, the risk that OPC (including CPV) may fail to develop or complete projects or any other planned transactions including dispositions or acquisitions, as planned or at all, the actual cost and characteristics of project, risks relating to potential new regulations or existing regulations having different interpretations or impacts than expected, the risk that the accounting standards may have a material effect on OPC’s results, risks relating to changes to the Electricity Authority tariffs with and the impact on OPC’s results, risks relating to electricity prices in the U.S. where CPV operates and the impact of hedging arrangements of CPV, the risk that the assumptions and estimates on which the pro forma financial statements were based may not be realized as expected or at all, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Exhibits

99.1
OPC Energy Ltd. – Report of the Board of Directors regarding the Company’s Matters for the Nine-Month and Three-Month Periods ended September 30, 2021, as published on November 28, 2021 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

99.2
OPC Energy Ltd. – Unaudited Condensed Consolidated Interim Financial Statements as at September 30, 2021, as published on November 28, 2021 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

99.3	OPC Energy Ltd. – Pro Forma Consolidated Interim Financial Statements as at September 30, 2021, as published on November 28, 2021 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

* English convenience translation from Hebrew original document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: November 28, 2021	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer